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February 21, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-7455
Post-Effective Amendment No.107

Dear Ms. Dubey:

Thank you for your telephonic comments on January 9, 2020, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2019. Below, we provide supplemental explanations in response to the Staff’s comments, as requested.

Comment 1.	Appendix A of January 9, 2020 correspondence filing. Please explain why expenses are estimated for the current fiscal year as the expenses pertain to an existing fund.

Response 1.	The incorrect expense table was provided in the January 9, 2020 correspondence filing. Please see Appendix A in this filing for the correct expense table where it is shown that expenses are not estimated.

Comment 2.	Please confirm that the updated waiver agreement will be filed as an exhibit in the 485(b) registration statement.

Response 2.	Reference to a waiver agreement should not have been included in the table and was included in error. There is no waiver agreement in place for the fund, however an updated waiver agreement will be filed with the 485(b) registration statement to reflect that those funds which have waiver arrangements that would have otherwise expired on January 31, 2021, will now expire on February 28, 2021.

We apologize for any inconvenience to you due to our including the wrong expense table in our previous filing. If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm
Jennifer Fromm

cc:	Ralph Summa

Securities distributed by VP Distributors, LLC

APPENDIX A

	Class A	Class C		Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None		None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00	%(a)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I
Management Fees	0.00%	0.00%	0.00%
Distribution and Shareholder Servicing (12b-1) fees	0.25%	1.00%	None
Other Expenses	0.51%	0.50%	0.51%
Acquired Fund Fees and Expenses	0.65%	0.65%	0.65%
Total Annual Fund Operating Expenses(b)	1.41%	2.15%	1.16%

(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.

(b)	The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets appearing in the Financial Highlights tables, which tables reflect only the operating expenses of the fund and do not include acquired fund fees and expenses.

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